SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras’ Proved Reserves in 2017

Rio de Janeiro, January 29, 2018 – Petróleo Brasileiro S.A. - Petrobras informs the volume of its proved petroleum reserves (oil, condensate and natural gas) estimated at the end of 2017 according to ANP/SPE (Brazilian National Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) and SEC (US Securities and Exchange Commission) criteria.

Proved Reserves per ANP/SPE Criteria

According to ANP/SPE criteria, on December 31, 2017, Petrobras’ proved oil, condensate and natural gas reserves reached 12.415 billion barrels of oil equivalent (boe), as shown in Table 1. In 2016, these volumes were 12.514 billion boe.

Table 1 – Proved Reserve Volumes in 2017 (ANP/SPE criteria)

Item		Proved Reserves
	Oil and Condensate (billion bbl)	10.553
Petrobras	Natural Gas (billion m3)	299.512
	Oil Equivalent (billion boe)	12.415

Table 2 details the evolution of proved reserves in 2017, according to ANP/SPE criteria.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Table 2 – Evolution of Proved Reserves in 2017 (ANP/SPE criteria)

Composition of Proved Reserves	Petrobras (billion boe)
a) Proved Reserves December/2016	12.514
b) Incorporation of Proved Reserves in 2017	0.821
c) Year Production in 2017¹	-0.920
d) Annual Variation (b+c)	-0.099
e) Proved Reserves December/2017 (a+d)	12.415

[1]	This volume includes the production of synthetic oil and gas and does not consider the production of the Extended Well Tests (EWTs) in exploratory blocks in Brazil, since they refer to areas without declaration of commerciality, and therefore without associated reserves. Furthermore, this volume doesn’t include Petrobras’ oil, condensate and natural gas production in Bolivia, since Bolivian Constitution (article 357) prohibits concessionaires from disclosing reserves.

Even with a production historical record in 2017, Petrobras was able to replace 89% of the produced volume, mainly due to the drilling of new wells and better than forecasted behavior from reservoirs in the pre-salt of Santos and Campos basins. Regarding onshore fields the highlight was the reduction of operational costs in Solimões basin, Amazonas state.

The ratio between the proved reserves and produced volume is 13.5 years, ( 13.7 years in Brazil). The ratio between developed proved reserves and proved reserves was 49% in 2017.

Proved Reserves per SEC Criteria

According to SEC criteria, on December 31, 2017, Petrobras’ proved oil, condensate, and natural gas reserves reached 9.752 billion barrels of oil equivalent (boe), as shown in Table 3. In 2016, those volumes were 9.672 billion boe.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Table 3 – Proved Reserve Volumes in 2017 (SEC criteria)

Item		Proved Reserves
	Oil and Condensate (billion bbl)	8.435
Petrobras	Natural Gas (billion m3)	209.793
	Oil Equivalent (billion boe)	9.752

The evolution of proved reserves according to SEC criteria is shown in Table 4:

Table 4 – Evolution of Proved Reserves in 2017 (SEC criteria)

Composition of Proved Reserves	Petrobras (billion boe)
a) Proved Reserves December/2016	9.672
b) Incorporation of Proved Reserves in 2017	1.000
c) Year Production 2017²	-0.920
d) Annual Variation (b+c)	-0.080
e) Proved Reserves December/2016 (a+d)	9.752

[2]	The same highlights presented to proved reserves according to ANP/SPE are applicable to proved reserves according to SEC criteria.

According to SEC criteria, Petrobras presented a 109% Reserve Replacement Index (RRI). The ratio between the proved reserves and produced volume is 10.6 years (10.7 years in Brazil). The ratio between developed proved reserves and proved reserves was 53% in 2017.

The main difference between ANP/SPE and SEC criteria is the oil price considered in calculating the economic feasibility of reserves.

Petrobras historically submits to certification at least 90% of its proved reserves according to SEC criteria. The current certifying entity is D&M (DeGolyer and MacNaughton).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer